iKang Healthcare Group, Inc.

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

+86 10 5320 6688

April 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson
Tabatha Akins
Andrew Mew

Re:	iKang Healthcare Group, Inc.

Registration Statement on Form F-1 (File No. 333-194263)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-1, as amended, (the “Registration Statement”) of iKang Healthcare Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Daylight Saving time, on April 8, 2014, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely, iKang Healthcare Group, Inc.

By:	/s/ LIGANG ZHANG
Ligang Zhang Chairman and Chief Executive Officer

cc:	Mr. Yang Chen, Chief Financial Officer

iKang Healthcare Group, Inc.

Chris K.H. Lin, Esq., Partner
Daniel Fertig, Esq., Partner

Simpson Thacher & Bartlett LLP